Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31

TORONTO, November 14, 2019 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that none of its 12 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31 (the “Preferred Shares Series 31”) will be converted on November 25, 2019 into Non-Cumulative Floating Rate Class B Preferred Shares, Series 32 of the Bank (the “Preferred Shares Series 32”).

During the conversion period which ran from October 28, 2019 to November 12, 2019, 69,570 Preferred Shares Series 31 were tendered for conversion into Preferred Shares Series 32, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 31 prospectus supplement dated July 23, 2014. As a result, no Preferred Shares Series 32 will be issued on November 25, 2019 and holders of Preferred Shares Series 31 will retain their shares.

The Preferred Shares Series 31 are currently listed on the Toronto Stock Exchange under the symbol BMO.PR.W. As previously announced on October 28, 2019, the dividend rate for the five-year period commencing on November 25, 2019, and ending on November 24, 2024, will be 3.851%.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $839 billion as of July 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Tom Little, Toronto, tom.little@bmo.com, (416) 867-7834

Internet: www.bmo.com	Twitter: @BMOMedia